SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON SEPTEMBER 04, 2009

1. DATE, TIME AND PLACE: September 04, 2009, at 2:00 p.m., at the head office of Vivo Participações S.A. (“Company”), located at Avenida Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo – SP, pursuant to the statutory call notice.

2. COMPOSITION OF THE BOARD: Luis Miguel Gilpérez López – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

3. ATTENDANCE: the meeting was held with the attendance of all Directors signatories to these minutes, in the event of quorum, pursuant to the bylaws.

4. AGENDA AND RESOLUTIONS: the Directors approved the following matters, by means of unanimous decision and without exceptions, upon analysis and discussion thereon:

4.1. carry out the 4th (fourth) issuance of simple debentures, non-convertible into the Company’s shares, all registered and book-entry, unsecured, in up to 3 (three) series, with par value of R$ 1,000.00 (one thousand Brazilian reais) each (“4th Issuance” and “Debentures”, respectively), in the total value of up to R$ 600,000,000.00 (six hundred million Brazilian reais) on the issuance date of the Debentures, which shall be subject to public offering pursuant to CVM Instruction nº 400, of December 29, 2003, and subsequent amendments thereto (“Offering” and “CVM Instruction nº 400/03”, respectively), based on the following terms and conditions:

(i) Total Value of the 4th Issuance: the 4th Issuance shall correspond to a total value of up to R$ 600,000,000.00 (six hundred million Brazilian reais), provided that any such value may be subject to increase in conformity with the provisions set forth in item (iv) below;

(ii) Issuance Date: for any and all legal purposes, the issuance date of the Debentures shall be October 15, 2009 (“Issuance Date”);

(iii) Number of Series: the 4th Issuance shall be carried out in up to 3 (three) series, in conformity with the provisions set forth in item (iv) below;

(iv) Quantity of Debentures: up to 600,000 (six hundred thousand) Debentures shall be issued, it being understood that the quantity of Debentures to be allocated in each one of the series shall be defined by the Company, upon mutual agreement with the lead underwriter of the Offering (“Lead Underwriter”), after conclusion of the Bookbuilding procedure to be carried out by the Lead Underwriter for purposes of collection of the intentions to invest in the Debentures based on different remuneration indices (“Bookbuilding Procedure”), pursuant to Article 44 of CVM Instruction nº 400/03. In view of the demand verified in the Bookbuilding Procedure: (a) the Company may, on own discretion, upon the Lead Underwriter’s consent, elect not to issue any of the series of Debentures; and/or, however the case may be, (b) the quantity of Debentures subject to the Offering may be increased by up to the percentage rate of 35% (thirty five percent), pursuant to Article 14, § 2, and Article 24 of CVM Instruction nº 400/03;

(v) Unit Par Value: the Debentures shall have a par value of R$ 1,000.00 (one thousand Brazilian reais) each, on the Issuance Date (“Unit Par Value”);

(vi) Format and Conversion: the Debentures shall be registered and book-entry, shall not provide for the issuance of any share drafts or certificates, and shall not be convertible into shares issued by the Company;

(vii) Type: the Debentures shall be unsecured, pursuant to Article 58 of Law nº 6.404, of December 15, 1976, and subsequent amendments thereto (“Brazilian Corporate Law”);

(viii) Placement and Trading: the Debentures shall be registered for purposes of placement on the primary market and trading on the secondary market: (a) by means of the Securities Placement System (SDT) and the National Debenture System (SND), respectively, both managed and operated by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”), it being understood that the placement and trading shall be settled by means of and the Debentures shall be held in custody by the CETIP; and/or (b) by means of the Asset Placement System (DDA) and BOVESPAFIX (the latter, a system for trading of fixed-income assets), respectively, both managed and operated by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), and the custody and financial settlement of the Offering and trading of the Debentures shall be processed by BM&FBOVESPA;

(ix) Distribution Plan: the Debentures shall be subject to public offering, under firm placement guarantee system, with the intermediation of the Lead Underwriter. There shall be no submission of reserves in advance, nor the establishment of minimum or maximum lots, and the Lead Underwriter, together with the Company, shall organize the placement of the Debentures to the potential investors and may take into consideration the Lead Underwriter’s and the Company’s relationships with customers and other matters of commercial or strategic nature. The Debentures shall be placed to natural persons, legal entities, investment funds, private pension investment funds, third-party asset management companies, institutions authorized to operate by the Central Bank of Brazil, insurance companies, supplementary private pension and capitalization entities, as well as institutional or qualified investors pursuant to CVM Instruction nº 409, of August 18, 2004, and subsequent amendments thereto. Upon the placement of the Debentures, the Lead Underwriter shall: (a) ensure that the treatment granted to any and all investors is fair and equitable; and (b) take into consideration the risk profile of the target audience of the Offering. Pursuant to Article 30 of CVM Instruction nº 400/03, the Offering shall solely be concluded upon the offering of any and all Debentures;

(x) Subscription Price and Payment Method: the 1st and 2nd Series Debentures shall be subscribed based on the Unit Par Value, increased by the respective Remuneration (as defined below), calculated on pro rata basis from the Issuance Date up to the effective subscription and payment date. The 3rd Series Debentures shall be subscribed based on the Restated Unit Par Value of the 3rd Series Debentures (as defined below), increased by the respective 3rd series Remuneration (as defined below), calculated on pro rata basis from the Issuance Date up to the effective subscription and payment date. The Debentures shall be paid in Brazilian currency, in cash, on the subscription date;

(xi) Use of Proceeds: the proceeds deriving from the Offering shall be used by the Company in: (a) the full payment of the principal of the debt represented by the 6th (sixth) issuance of the Company’s promissory notes, in the total value of R$ 500,000,000.00 (five hundred million Brazilian reais), as well as any and all interest estimated at the approximate value of R$ 15,000,000.00 (fifteen million Brazilian reais); and (b) the contribution to the Company’s working capital;

(xii) Validity and Maturity Date: the Debentures shall have a 10-year (ten) validity period counted from the Issuance Date and shall, therefore, fall due on October 15, 2019 (“Maturity Date”), it being understood that, pursuant to item (xiii) below, the terms and conditions of remuneration of the 1st Series Debentures shall be renegotiated on October 15, 2012, the terms and conditions of remuneration of the 2nd Series Debentures shall be renegotiated on October 15, 2013 and the terms and conditions of remuneration of the 3rd Series Debentures shall be renegotiated on October 15, 2014;

(xiii) Scheduled Renegotiation: the 1st Series Debentures shall be entitled to the 1st Series Remuneration (as defined below) throughout the period of 36 (thirty six) months counted from the Issuance Date, that is, up to October 15, 2012 (“1st Series Debentures Renegotiation Date”), in which date the 1st Series Debentures shall be renegotiated and new compensatory interest rates on the 1st Series Debentures shall come into force (“1st Series Debentures Renegotiation”). The new remuneration terms and conditions relating to the 1st Series Debentures, which shall come into force for a period to be defined on the 1st Series Debentures Renegotiation Date, shall be discussed and approved in the meetings of this board of directors to be held, at minimum, 15 (fifteen) days prior to the 1st Series Debentures Renegotiation Date, and shall be disclosed to the 1st Series Debenture-holders 10 (ten) days prior to the 1st Series Debentures Renegotiation Date. The 1st Series Debenture-holders which do not agree to accept the terms and conditions for Renegotiation of the 1st Series Debentures defined by the Company may request the repurchase, by the Company, of the 1st Series Debentures held by such holders within a period of up to 5 (five) days prior to the 1st Series Debentures Renegotiation Date, in which event the Company shall be required to repurchase any and all 1st Series Debentures, which repurchase has been requested by the respective holders, upon payment of the Unit Par Value, increased by the 1st Series Remuneration, calculated on pro rata basis from the last 1st Series Remuneration Payment Date (as defined below) up to the effective acquisition date. The 1st Series Debentures repurchased by the Company in conformity with the terms and conditions set forth above may be cancelled or held in treasury by the Company for purposes of subsequent resale thereof. The 1st Series Debenture-holders which fail to declare the intent thereof within a period of up to 5 (five) days prior to the 1st Series Debentures Renegotiation Date shall be presumed to have accepted the terms and conditions, therefore, the 1st Series Debentures held by such holders shall not be repurchased by the Company and the duly renegotiated compensatory interest rates shall levy thereon. In the event the new terms and conditions for remuneration of the 1st Series Debentures are not approved by the 1st Series Debenture-holders, which total value is equivalent to or greater than R$ 50,000,000.00 (fifty million Brazilian reais), the Company may, on own discretion, redeem any and all outstanding 1st Series Debentures within a period of up to 30 (thirty) days counted from the 1st Series Debentures Renegotiation Date, it being understood that the redemption shall be carried out on the same date in connection with any and all 1st Series Debentures, upon resolution taken by this board of directors and publication of the “Notice to the Debenture-holders” with minimum prior notice of 15 (fifteen) days. The aforesaid redemption shall be carried out by the Company upon the payment of the Unit Par Value, increased by the 1st Series Remuneration, calculated on pro rata basis from the last 1st Series Remuneration Payment Date up to the effective redemption date. The Company shall not be required to pay any value relating to any premium or bonus on the value to be redeemed based on the terms and conditions set forth above. The 2nd Series Debentures shall be entitled to the 2nd Series Remuneration (as defined below) throughout the period of 48 (forty eight) months counted from the Issuance Date, that is, up to October 15, 2013 (“2nd Series Debentures Renegotiation Date”), in which date the 2nd Series Debentures shall be renegotiated and new compensatory interest rates on the 2nd Series Debentures shall come into force (“2nd Series Debentures Renegotiation”). The new remuneration terms and conditions relating to the 2nd Series Debentures, which shall come into force for a period to be defined on the 2nd Series Debentures Renegotiation Date, shall be discussed and approved in the meetings of this board of directors to be held, at minimum, 15 (fifteen) days prior to the 2nd Series Debentures Renegotiation Date, and shall be disclosed to the 2nd Series Debenture-holders 10 (ten) days prior to the 2nd Series Debentures Renegotiation Date. The 2nd Series Debenture-holders which do not agree to accept the terms and conditions for Renegotiation of the 2nd Series Debentures defined by the Company may request the repurchase, by the Company, of the 2nd Series Debentures held by such holders within a period of up to 5 (five) days prior to the 2nd Series Debentures Renegotiation Date, in which event the Company shall be required to repurchase any and all 2nd Series Debentures, which repurchase has been requested by the respective holders, upon payment of the Unit Par Value, increased by the 2nd Series Remuneration, calculated on pro rata basis from the last 2nd Series Remuneration Payment Date (as defined below) up to the effective acquisition date. The 2nd Series Debentures repurchased by the Company in conformity with the terms and conditions set forth above may be cancelled or held in treasury by the Company for purposes of subsequent resale thereof. The 2nd Series Debenture-holders which fail to declare the intent thereof within a period of up to 5 (five) days prior to the 2nd Series Debentures Renegotiation Date shall be presumed to have accepted the terms and conditions, therefore, the 2nd Series Debentures held by such holders shall not be repurchased by the Company and the duly renegotiated compensatory interest rates shall levy thereon. In the event the new terms and conditions for remuneration of the 2nd Series Debentures are not approved by the 2nd Series Debenture-holders, which total value is equivalent to or greater than R$ 50,000,000.00 (fifty million Brazilian reais), the Company may, on own discretion, redeem any and all outstanding 2nd Series Debentures within a period of up to 30 (thirty) days counted from the 2nd Series Debentures Renegotiation Date, it being understood that the redemption shall be carried out on the same date in connection with any and all 2nd Series Debentures, upon resolution taken by this board of directors and publication of the “Notice to the Debenture-holders” with minimum prior notice of 15 (fifteen) days. The aforesaid redemption shall be carried out by the Company upon the payment of the Unit Par Value, increased by the 2nd Series Remuneration, calculated on pro rata basis from the last 2nd Series Remuneration Payment Date up to the effective redemption date. The Company shall not be required to pay any value relating to any premium or bonus on the value to be redeemed based on the terms and conditions set forth above. The 3rd Series Debentures shall be entitled to the 3rd Series Remuneration throughout the period of 60 (sixty) months counted from the Issuance Date, that is, up to October 15, 2014 (“3rd Series Debentures Renegotiation Date”), in which date the 3rd Series Debentures shall be renegotiated and new compensatory interest rates on the 3rd Series Debentures shall come into force (“3rd Series Debentures Renegotiation”). The new remuneration terms and conditions relating to the 3rd Series Debentures, which shall come into force for a period to be defined on the 3rd Series Debentures Renegotiation Date, shall be discussed and approved in the meetings of this board of directors to be held, at minimum, 15 (fifteen) days prior to the 3rd Series Debentures Renegotiation Date, and shall be disclosed to the 3rd Series Debenture-holders 10 (ten) days prior to the 3rd Series Debentures Renegotiation Date. The 3rd Series Debenture-holders which do not agree to accept the terms and conditions for Renegotiation of the 3rd Series Debentures defined by the Company may request the repurchase, by the Company, of the 3rd Series Debentures held by such holders within a period of up to 5 (five) days prior to the 3rd Series Debentures Renegotiation Date, in which event the Company shall be required to repurchase any and all 3rd Series Debentures, which repurchase has been requested by the respective holders, upon payment of the Unit Par Value, increased by the 3rd Series Remuneration, calculated on pro rata basis from the last 3rd Series Remuneration Payment Date (as defined below) up to the effective acquisition date. The 3rd  Series Debentures repurchased by the Company in conformity with the terms and conditions set forth above may be cancelled or held in treasury by the Company for purposes of subsequent resale thereof. The 3rd Series Debenture-holders which fail to declare the intent thereof within a period of up to 5 (five) days prior to the 3rd Series Debentures Renegotiation Date shall be presumed to have accepted the terms and conditions, therefore, the 3rd Series Debentures held by such holders shall not be repurchased by the Company and the duly renegotiated compensatory interest rates shall levy thereon. In the event the new terms and conditions for remuneration of the 3rd Series Debentures are not approved by the 3rd Series Debenture-holders, which total value is equivalent to or greater than R$ 50,000,000.00 (fifty million Brazilian reais), the Company may, on own discretion, redeem any and all outstanding 3rd Series Debentures within a period of up to 30 (thirty) days counted from the 3rd Series Debentures Renegotiation Date, it being understood that the redemption shall be carried out on the same date in connection with any and all 3rd Series Debentures, upon resolution taken by this board of directors and publication of the “Notice to the Debenture-holders” with minimum prior notice of 15 (fifteen) days. The aforesaid redemption shall be carried out by the Company upon the payment of the Unit Par Value, increased by the 3rd Series Remuneration, calculated on pro rata basis from the last 3rd Series Remuneration Payment Date up to the effective redemption date. The Company shall not be required to pay any value relating to any premium or bonus on the value to be redeemed based on the terms and conditions set forth above;

(xiv) Remuneration: the 1st Series Debentures shall be entitled to a remuneration equivalent to the accrual of, at maximum, a percentage rate of 110% (one hundred and ten percent) of the daily average rates of the one-day Interfinance Deposits, over extra group, called “Over Extra Group DI Rate”, expressed as percentage rate per annum, with a basis of 252 (two hundred and fifty two) business days, daily calculated and disclosed by CETIP, by means of the daily report available on CETIP’s website (http://www.cetip.com.br) (“1st Series Remuneration” and “DI Rate”, respectively), calculated on exponential and cumulative basis, on pro rata basis based on the number of business days elapsed, levied on the Unit Par Value of the 1st Series Debentures, it being understood that the final rate applicable for purposes of calculation of the 1st Series Remuneration shall be calculated on the Bookbuilding Procedure. The 2nd Series Debentures shall be entitled to a remuneration equivalent to the accrual of, at maximum, a percentage rate of 115% (one hundred and fifteen percent) of the DI Rate (“2nd Series Remuneration”), calculated on exponential and cumulative basis, on pro rata basis based on the number of business days elapsed, levied on the Unit Par Value of the 2nd Series Debentures, it being understood that the final rate applicable for purposes of calculation of the 2nd Series Remuneration shall be calculated on the Bookbuilding Procedure. The Unit Par Value of the 3rd Series Debentures shall be restated, as of the Issuance Date, based on the Amplified Consumer Price Index (“IPCA”), as calculated and disclosed by the Brazilian Geography and Statistics Institute (IBGE) (“3rd Series Restatement”), and the result from the 3rd Series Restatement shall be automatically added to the Unit Par Value of the 3rd Series Debentures (“Restated Unit Par Value of the 3rd Series Debentures”). In addition, the 3rd Series Debentures shall be entitled to a remuneration corresponding to the fixed rate to be established in the Bookbuilding Procedure, which maximum percentage rate shall correspond to the coupon of the National Treasury Bonds – Series B, with maturity in 2015, increased by a percentage rate of 1.30% p.a. (one point thirty percent), basis of 252 (two hundred and fifty two) business days. The aforesaid fixed rate shall levy on the Restated Unit Par Value of the 3rd Series Debentures and shall be calculated based on the capitalization method proportionally consisting of business days (“3rd Series Remuneration”, the 1st Series Remuneration, the 2nd Series Remuneration and the 3rd Series Remuneration shall be hereinafter jointly and individually simply referred to as “Remuneration”);

(xv) Remuneration Payment Dates: subject to the provisions set forth in the Debenture issue indenture (“Debenture Issue Indenture”), (a) the payment of the 1st Series Remuneration shall be made twice a year, as of the Issuance Date, at all times on the 15th day of April and October of each year, and the maturity date of the first payment shall be April 15, 2010 (“1st Series Remuneration Payment Dates”); and (b) the payment of the 2nd Series Remuneration shall be made twice a year, as of the Issuance Date, at all times on the 15th day of April and October of each year, and the maturity date of the first payment shall be April 15, 2010 (“2nd Series Remuneration Payment Dates”). The Restatement of the 3rd Series Debentures shall be paid together with the Unit Par Value of the 3rd Series Debentures, and proportionally to the Unit Par Value of the 3rd Series Debentures, solely: (i) upon the repurchase of the 3rd Series Debentures from Debenture-holders which do not agree with the terms and conditions for 3rd Series Debentures Renegotiation; and/or (ii) on the Maturity Date. Subject to the provisions set forth in the Debenture Issue Indenture, the payment of the 3rd Series Remuneration shall be made on annual basis, as of the Issuance Date, at all times on the 15th day of October of each year, and the maturity date of the first payment shall be October 15, 2010 (“3rd Series Remuneration Payment Dates”, the 1st Series Remuneration Payment Dates, the 2nd Series Remuneration Payment Dates and the 3rd Series Remuneration Payment Dates shall be hereinafter jointly and/or individually simply referred to as “Remuneration Payment Dates”);

(xvi) Scheduled Payment: there shall be no scheduled payment of the Unit Par Value, which shall be fully paid on the Maturity Date;

(xvii) Optional Acquisition: the Company may, on any time, acquire the outstanding Debentures based on a price not in excess of the 3rd Series Debentures Unit Par Value or the 3rd Series Debentures Restated Unit Par Value, however the case may, increased by the respective Remuneration, calculated on pro rata basis from the Issuance Date or the last Remuneration Payment Date, however the case may be, up to the effective acquisition date, in conformity with the provisions set forth in Article 55, paragraph 2, of the Brazilian Corporate Law. The Debentures, which are the subject matter of such acquisition, may be placed again on the market, cancelled on any time or be held in the Company’s treasury. The Debentures acquired by the Company for purposes of holding in treasury, if placed again on the market, shall be entitled to the same remuneration paid in connection with other outstanding Debentures of the same series;

(xviii) Offer for Advanced Redemption: the Company may, on own discretion, on any time, upon resolution of this board of directors, and subject to the procedures set forth in the Debenture Issue Indenture, submit an offer for advanced redemption of the Debentures to any and all Debenture-holders of one or more series of Debentures, without distinction, it being understood that any and all Debenture-holders of the respective series shall be entitled to the same terms and conditions for purposes of acceptance of the redemption of the Debentures held by such holders;

(xix) Early Maturity: the following shall be considered as events for early maturity of the Debentures and, in conformity with the terms and conditions set forth in the Debenture Issue Indenture, events for immediate payment, by the Company, of the 3rd Series Debentures Unit Par Value or the 3rd Series Debentures Restated Unit Par Value, however the case may be, increased by the respective Remuneration, calculated on pro rata basis from the Issuance Date or the last Remuneration Payment Date, however the case may be, up to the effective acquisition date: (a) any corporate change which may give rise to the withdrawal, directly or indirectly, of Telefônica S.A. (“Telefônica”) and/or Portugal Telecom S.G.P.S. S.A. (“PT SGPS”) from the Company’s shareholding control, except if the new direct or indirect controlling shareholder(s) is(are) company(ies) with rating at minimum equivalent to Telefônica’s and/or PT SGPS’ investment grade on global context, pursuant to the rating attributed by Moody’s América Latina Ltda., Fitch Ratings Brasil Ltda. or Standard & Poor’s; (b) transfer of Vivo S.A. shareholding control by the Company, so that the Company no longer holds the direct and indirect shareholding control of Vivo S.A.; (c) request for self-bankruptcy, judicial or extrajudicial recovery by the Company and/or Vivo S.A. to any creditor or group of creditors, regardless of the approval of the aforesaid judicial recovery plan; (d) upon verification of the Company’s and/or Vivo S.A. insolvency, including composition with creditors, in conformity with the applicable legislation; (e) the Company’s liquidation or winding up; (f) request for bankruptcy, which value, individually or jointly, is greater than US$ 30,000,000.00 (thirty million U.S. dollars), translated based on the PTAX 800 selling exchange rate, option 5, disclosed by the Central Bank of Brazil, for the day immediately prior to the date of occurrence, and which has not been cancelled within the legal term, adjudication of bankruptcy, self- bankruptcy, or also, any similar proceeding which is established by operation of law, the Company and/or Vivo S.A.; (g) protests of notes against the Company and/or Vivo S.A. which have not been resolved or is declared to be invalid within a period of 20 (twenty) days, which value, individually or jointly, is greater than US$ 30,000,000.00 (thirty million U.S. dollars), translated based on the PTAX 800 selling exchange rate, option 5, disclosed by the Central Bank of Brazil, for the day immediately prior to the date of occurrence of the protest, other than the protest brought by virtue of failure or fraudulent intent of any third party, provided that validly ratified by the Company and/or Vivo S.A. within the period set forth in this item (g); (h) failure to perform, by the Company, any monetary obligation relating to the 4th Issuance, provided that any such failure to perform is not resolved within a period of 2 (two) business days counted from the original maturity date; (i) failure to perform, by the Company, any and all non-monetary obligations set forth in the Debenture Issue Indenture, which failure to perform is not resolved within a period of up to 10 (ten) days counted from the default date; (j) cancellation of the authorization granted to Vivo S.A. in connection with the provision of mobile telephone services in the operating area (i) which is not reversed or against which a stay is not obtained within a period of up to 90 (ninety) days counted from the date of receipt, by Vivo S.A., of a notice thereon; and (ii) which, by means of the most recent financial statements disclosed by the Company, provenly results in reduction of the Company’s consolidated revenues for the last 12 (twelve) months arising out of the provision of mobile telephone services in value equivalent to or greater than the percentage rate of 15% (fifteen percent) of the Company’s consolidated revenues recorded in the most recent financial statements prior to the Issuance Date; (k) delinquency in the payment, on the original maturity date, which is not resolved within the applicable resolution period, or early maturity of any of the Company’s financial obligations arising out of fund raiding transactions carried out on the financial or capital markets, the domestic or foreign markets, in individual or aggregate value greater than US$ 30,000,000.00 (thirty million U.S. dollars), translated based on the PTAX 800 selling exchange rate, option 5, disclosed by the Central Bank of Brazil, for the day immediately prior to the original maturity date of the non-performed financial obligation, except if, within a maximum period of 5 (five) business days counted from the date of occurrence thereof, the Company confirms that any such early maturity or default has inadequately occurred or was resolved by the Company; (l) confirmation of inaccuracy, invalidity or discrepancy of any representation made by the Company in the Debenture Issue Indenture, or any information contained in the Offering preliminary or final prospectuses, which materially and adversely affects the Debentures and which inaccuracy, invalidity or discrepancy has been informed to the Company by the Trustee; (m) payment of dividends, interest attributed to equity or any participation in the profits set forth in the Company’s bylaws, in the event the Company fails to perform the monetary obligations thereof described in the Debenture Issue Indenture, except for, however, the payment of the minimum mandatory dividend set forth in Article 202 of the Brazilian Corporate Law; (n) repurchase of shares by the Company, provided that the Company fails to perform the monetary obligations thereof described in the Debenture Issue Indenture; (o) the reduction of the Company’s share capital by a value equivalent to or greater than the percentage rate of 15% (fifteen percent) of the Company’s share capital recorded in the most recent financial statements prior to the Issuance Date, without the previous and express consent of the Debenture-holders representing, at minimum, a percentage rate of 75% (seventy five percent) of the outstanding Debentures, provided that no other event of early maturity of the Debentures is verified, in conformity with the Debenture Issue Indenture; (p) change in the Company’s and/or Vivo S.A. corporate purpose, in a manner that the Company and/or Vivo S.A. no longer perform activities in the telecommunication industry; (q) the Company’s merger or consolidation into another company or spin-off, except if: (i) any such corporate transaction is previously approved by the Debenture-holders representing, at minimum, a percentage rate of 75% (seventy five percent) of the outstanding Debentures; or (ii) upon guarantee of the redemption right to the Debenture-holders which do not consent to the aforesaid merger, consolidation or spin-off; (r) the Company’s change into a limited liability company, in conformity with Articles 220 to 222 of the Brazilian Corporate Law; (s) Vivo S.A. merger or consolidation into another company or spin-off, provided that any such corporate transaction results in: (a) the transfer of Vivo S.A. direct and indirect shareholding control by the Company; or (b) the transfer or disposal of Vivo S.A. operating assets representing, at minimum, a percentage rate of 15% (fifteen percent) of Vivo S.A. operating capacity on the Issuance Date, except if any such corporate transaction is previously approved by the Debenture-holders representing, at minimum, a percentage rate of 75% (seventy five percent) of the outstanding Debentures. For the purposes of this item (s), “operating assets” shall mean the assets used by Vivo S.A., whether directly or indirectly, in connection with the performance of the activities described in the corporate purpose thereof; (t) the disposal of Vivo S.A. operating assets representing, at minimum, a percentage rate of 15% (fifteen percent) of Vivo S.A. operating capacity on the Issuance Date, or in the event of creation of any liens or encumbrance of any nature whatsoever on such operating assets, including collaterals or pledges, other than (i) in what concerns the tendering of collaterals relating to legal proceedings or loan agreements entered into with the Banco Nacional de Desenvolvimento Econômico e Social – BNDES or Banco do Nordeste do Brasil S.A.; or (ii) in the event such disposal of operating assets is previously approved by the Debenture-holders representing, at minimum, a percentage rate of 75% (seventy five percent) of the outstanding Debentures. For the purposes of this item (t), “operating assets” shall mean the assets used by Vivo S.A., whether directly or indirectly, in connection with the performance of the activities described in the corporate purpose thereof; (u) failure to enforce any final and unappealable court or administrative decision handed down against the Company or Vivo S.A. which (i) is not reversed or against which a stay is not obtained within a period of up to 90 (ninety) days counted from the date of receipt, by the Company or Vivo S.A., of a notice thereon; and (ii) which, by means of the most recent financial statements disclosed by the Company, provenly results in reduction of the Company’s consolidated revenues for the last 12 (twelve) months arising out of the provision of mobile telephone services in value equivalent to or greater than 15% (fifteen percent) of the Company’s consolidated revenues recorded in the most recent financial statements prior to the Issuance Date; (v) transfer of, by the Company, or in any other manner whatsoever, assignment of or commit to assign to third parties the rights and obligations obtained or undertaken under the documents relating to the Debentures, without the previous and express consent of the Debenture-holders representing, at minimum, a percentage rate of 75% (seventy five percent) of the outstanding Debentures; (w) suspension of trading or registration for trading of the Debentures by the CETIP and BM&FBOVESPA, which suspension is not resolved within a period of up to 10 (ten) business days; (x) verification of any of the events described in Articles 333 and 1.425 of Law n.º 10.406, of January 10, 2002, and subsequent amendments thereto; or (y) failure to satisfy, by the Company, for a period of 2 (two) consecutive quarters so long as the Debentures are outstanding, any of the financial indices and limits set forth in the Debenture Issue Indenture, to be calculated on quarterly basis by the trustee of the 4th Issuance;

(xx) Fine and Interest in Arrears: in the event of any delay attributable to the Company in connection with the payment of any value payable to the Debenture-holders, including, but not limited to, the payment of the Remuneration, the overdue values not paid by the Company, regardless of any notice, notification or judicial or extrajudicial summon, shall be subject to the payment of fine in arrears at the percentage rate of 2% (two percent) and interest in arrears on pro rata basis at the percentage rate of 1% p.m. (one percent), both levied on the overdue values, counted from the default date up to the effective payment date; and

(xxi) Payment Place: the payments concerning the Debentures shall be made by the Company on the respective maturity date by means of CETIP and/or BM&FBOVESPA, based on the Debentures held under the custody of CETIP and/or BM&FBOVESPA and in conformity with the respective procedures thereof, or by means of the Debentures book-entry facility to the Debenture-holders, which Debentures are not held under the custody of CETIP and/or BM&BOVESPA.

4.2. Authorize the Board of Executive Officers to perform any and all actions necessary in connection with the performance of the 4th Issuance and Offering, including, but not limited to, the acceptance of proposals and engagement of the Lead Underwriter which will be in charge of the placement of the Debentures within the scope of the Offering, the conduction of the Bookbuilding Procedure and the registration of the Offering before the Brazilian Securities and Exchange Commission, as well as for the engagement of the financial institution, the book-entry agent, the depositary, the trustee, the risk rating agency, the external legal advisors, the independent auditors, among others, however the case may be.

Having no further business to be discussed, the meeting was adjourned. Thereafter, these minutes were drawn-up, and after read, approved and signed by the Directors and the Secretary, were included in the book of minutes.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Felix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors and Bruno Angelo Indio e Bartijotto – Secretary.

I certify that these minutes correspond to the true and accurate copy of the minutes drafted in the book of minutes.

Bruno Angelo Indio e Bartijotto
Secretary – OAB/SP 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.